Siana Lowrey +1 415 693 2150 slowrey@cooley.com	By EDGAR

August 23, 2021

Office of Trade & Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Katherine Bagley

Lilyanna Peyser

Patrick Kuhn

Lyn Shenk

Re:	Sweetgreen, Inc.

Amendment No. 1 to

Draft Registration Statement on Form S-1

Submitted July 28, 2021

CIK No. 0001477815

Ladies and Gentlemen:

On behalf of Sweetgreen, Inc. (“Sweetgreen” or the “Company”) we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 13, 2021 (the “Comment Letter”) with respect to the Company’s Confidential Amendment No. 1 to Draft Registration Statement on Form S-1 submitted to the Commission on July 28, 2021 (“DRS Amendment No. 1”). Concurrently with the submission of this response letter, the Company is submitting Amendment No. 2 to the Company’s Confidential Draft Registration Statement on Form S-1 (“DRS Amendment No. 2”). In addition to addressing the comments raised by the Staff in its Comment Letter, the Company has included other revisions and updates to its disclosure in DRS Amendment No. 2.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to DRS Amendment No. 2.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted July 28, 2021

Prospectus Summary

Our Growth Strategies, page 7

1.

We note your response to comment 9, and your amended disclosure in the footnotes to the graphic on page 9, stating that “[f]or orders placed through one of our Digital Channels, a unique customer is determined based on the customer’s login information.” Please disclose whether a single customer could use different login information, and therefore, be counted more than once as a unique customer. Please amend your risk factor disclosure to discuss any risks related to the same, including the impact on management’s interpretation of your key metrics.

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t: (415) 693-2000 f: (415) 693-2222 cooley.com

August 23, 2021

Page Two

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 11, 57, 58, and 122 of DRS Amendment No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Performance Metrics, page 82

2.

We note your response to prior comment 31. Please either retitle the metrics to indicate that they have been adjusted or quantify AUV and Same-Store Sales Change without adjustment for temporary store closures and then explain the impact of such closures on these metrics in an accompanying narrative. If you retitle the metrics, consider doing so by parenthetically noting that they are adjusted for 2020, footnoting the figures adjusted, and disclosing the adjustments in a footnote immediately below the table.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 5, 6, 20, 87, 88, 116, and 117 of DRS Amendment No. 2.

Business

Our Marketing Strategy

Performance Marketing, page 114

3.

We note your response to comment 37, and your amended disclosure on page 144 that “[t]his connection with our customers leads to improved retention (which we measure based on the number of customers placing repeat orders on our platform over various time periods) and more efficient customer acquisition (which we measure by a number of metrics, such as return on ad spend and cost per app install).” Please disclose the customer retention for the periods presented in your filing. Further, please briefly describe how you calculate return on ad spend and cost per app install.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 128 of DRS Amendment No. 2.

Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Gift Cards, page F-11

4.

We note your revised disclosure in response to prior comment 44 that you have no gift cards currently meeting the requirement for escheatment, but because the state of Delaware requires escheatment, there is always a legal obligation for the Company to remit unredeemed gift card balances to Delaware. Please further revise to disclose how a gift card meets the requirements for escheatment in the state of Delaware.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 89, F-11, and F-41 of DRS Amendment No. 2.

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Cooley LLP    3 Embarcadero Center    20th Floor    San Francisco, CA    94111-4004

t: (415) 693-2000 f: (415) 693-2222 cooley.com

August 23, 2021

Page Three

Please contact me at (415) 693-2150, David Peinsipp at (415) 693-2177 or Charlie Kim at (858) 550-6049 with any questions or further comments regarding our response to the Staff’s comments.

Sincerely,

/s/ Siana Lowrey

cc:	Jonathan Neman, Chief Executive Officer, Sweetgreen, Inc.

Mitch Reback, Chief Financial Officer, Sweetgreen, Inc.

Andrew Glickman, VP, Legal & Business Development, Sweetgreen, Inc.

Nick Hobson, Cooley LLP

David Peinsipp, Cooley LLP

Charlie Kim, Cooley LLP

Michael Benjamin, Latham & Watkins LLP

Richard A. Kline, Latham & Watkins LLP

Cooley LLP    3 Embarcadero Center    20th Floor    San Francisco, CA    94111-4004

t: (415) 693-2000 f: (415) 693-2222 cooley.com